SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2007

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly Held Company
CNPJ/MF 02.558.115/0001 -21
NIRE 33.300.276.963

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING HELD ON NOVEMBER 05, 2007

DATE, TIME AND PLACE: On November 05, 2007, at 11:00 am, at the head office of TIM Participações S.A. (“Company”), at Avenida das Américas, 3434, block 1, Barra da Tijuca District, Rio de Janeiro (RJ).

ATTENDANCE: Shareholders representing more than two thirds (2/3) of the voting capital, pursuant to the signatures on the Shareholders’ Attendance Book. Also attended the meeting Messrs. Celso Giacometti, Miguel Roberto Gherrize and Vicente de Paulo Barros Pegoraro members of the Statutory Audit Committee of the Company, as established by Section 164, of Law 6,404/76. Also attended the meeting, Ms. Katia Nozela (Financial Department) and Lara Ribeiro Piau Marques (Legal Officer).

CHAIRED BY: Chairman – Mr. Mauro Guizeline; Secretary – Mrs. Juliana Machado de Souza.

CALL: Call notice published at (a) Diário Oficial do Estado do Rio de Janeiro on October 18, 19, 22, 2007; (b) Jornal do Brasil on October 18, 19, 22, 2007; and (c) Gazeta Mercantil on October 18,19,22, 2007.

AGENDA: (1) examine, discuss and approve the Company’s capital increase proposal, with the issuance of new shares, upon the capitalization of a portion of the Special Goodwill Reserve (Reserva Especial de Ágio) corresponding to the tax benefit granted to the Company’s subsidiaries during the fiscal year of 2006, in the amount of thirty seven million, eight hundred and fifteen thousand, three hundred and seventy four Reais and ninety four cents (R$37,815,374.94); and (2) approve the amendment to Article 5 of the Bylaws, in view of the capital increase mentioned in the item above, being the corporate capital increased to seven billion, five hundred and fifty million, five hundred and twenty five thousand, two hundred and seventy five Reais and ten cents ( R$7,550,525,275.10) .

READING OF DOCUMENTS, RECEIPT OF VOTES AND PREPARATION OF THE MINUTES: (1) The shareholders waived unanimously the reading of the documents related to the matters to be deliberated in this Shareholders’ Meeting, since they are fully known by all; (2) The votes, comments and disagreements, if any, are to be numbered, received and initiated by the Chairman and Secretary and filed at the Company’s headquarters, pursuant to Section 130, paragraph 1 of Law 6,404/76; (3) The preparation and publication of these minutes in summary form, without the signatures of all the shareholders, were authorized as provided in Section 130, paragraphs 1 and 2 of Law 6,404/76, respectively.

RESOLUTIONS: Upon review and discussion of the matters contained in the Agenda, the shareholders resolved: (1) to approve, by unanimous vote and without any restriction, the Company’s capital increase proposal, with the issuance of new shares, upon capitalization of a portion of the Special Goodwill Reserve (Reserva Especial de Ágio), corresponding to the tax benefit accrued by the Company’s subsidiaries during the fiscal year of 2006, such benefit resulting from the amortization of the goodwill accounted by the Company’s subsidiaries during the fiscal year of 2000. Pursuant to the CVM Ruling 319/99 and Spin-off and Merger Agreements in connection with the matter hereon, the portion of the Special Goodwill Reserve (Reserva Especial de Ágio) corresponding to the tax benefit shall be capitalized in the subsidiaries, being twelve million, six hundred and thirty four thousand, seven hundred and forty six Reais and fifty four cents (R$12,634,746.54) related to TIM Celular S.A. (first semester of 2006) and twenty five million, one hundred and eighty thousand, six hundred and twenty eight Reais and forty cents (R$25,180,628.40) related to TIM Nordeste S.A. (fiscal year of 2006), in the total amount of thirty seven million, eight hundred and fifteen thousand, three hundred and seventy four Reais and ninety four cents (R$37,815,374.94) followed by the capitalization in the Company, on behalf of TIM Brasil Serviços e Participações S.A. (“TIM Brasil”), the beneficiary and holder of such credits (“Credits”). Set forth bellow are the terms of the capital increase proposal approved herein, which capital increase is not subject to confirmation by a new Shareholders’ Meeting: (i) Amount of the Capital Increase: the amount of the capital increase is of thirty seven million, eight hundred and fifteen thousand, three hundred and seventy four Reais and ninety four cents (R$37,815,374.94); (ii) Issuance and Subscription Price: the issuance and subscription price is of R$11.24 per common share issued by the Company and of R$7.69 per preferred share issued by the Company, both prices based on the average price of the shares issued by the Company at the São Paulo Stock Exchange - BOVESPA during the past 10 trading days prior to the date of this Extraordinary Shareholders’ Meeting (that is, based on the average price registered during the past 10 trading days prior to November 05, 2007). The issuance price shall not change during the period reserved for the exercise of the preemptive right by the Company’s shareholders; (iii) Justification of the Issuance Price: the establishment of the issuance price was based on item III, paragraph 1, of Section 170 of Law 6,404/76. The shares issued by the Company – both common and preferred – are part of the Ibovespa index and the determination of the issuance price as set forth in item (ii) above intends to avoid the disruption between such issuance price and the Company’s shares price at the stock exchange; (iv) Number and Type of Shares to be Issued: 1,447,392 common shares and 2,801,911 preferred shares, all book entry and without par value. The current ratio of common and preferred shares in the Company’s capital stock shall be maintained (34.06% of common shares and 65.94% of preferred shares); (v) Preemptive Rights: the Company’s shareholders shall be entitled to exercise their preemptive right, in accordance with paragraph 2 of Section 171 of Law 6,404/76. TIM Brasil subscribed and paid, in cash, the totality of the capital increase, upon the use of the Credits, and, therefore, no shares were left unsubscribed. In the event any shareholder decides to exercise its preemptive right, the amount paid by such shareholder shall be delivered to TIM Brasil, provided that each shareholder’s ratio in such capital increase is observed. The preemptive right shall be exercised within 30 (thirty) consecutive days as of the publication of the Minutes of this Extraordinary Shareholders’ Meeting; (vi) Dividends: the newly issued shares shall be fully entitled to full dividend right and/or other profits relating to fiscal year of 2007, not being entitled to dividend right and/or other profits relating to fiscal year of 2006, which have been resolved on the Annual Shareholders’ Meeting held on April 12, 2007. It is registered hereby that the capitalization approved herein was reviewed by the Board of Directors and by the Statutory Audit Committee of the Company during the meetings held on October 17, 2007; and (2) to approve, by unanimous vote and without any restriction, the amendment to Article 5 of the Bylaws, which deals about the Company’s capital stock, in view of the capital increases referred to in item above, which capital stock shall be of seven billion, five hundred and fifty million, five hundred and twenty five thousand, two hundred and seventy five Reais and ten cents (R$7,550,525,275.10) . The Article 5 of the Bylaws shall be read as follows: “Art. 5º - The subscribed and fully paid capital stock is seven billion, five hundred and fifty million, five hundred and twenty five thousand, two hundred and seventy five Reais and ten cents (R$7.550.525.275,10) represented by two billion, three hundred and thirty three million, nine hundred and sixty four thousand and one hundred and sixty three (2,333,964,163) shares, of which seven hundred and ninety four million, nine hundred and ninety one thousand and six hundred and sixty nine (794,991,669) are common shares and one billion, five hundred and thirty eight million, nine hundred and seventy two thousand and four hundred and ninety four (1,538,972,494) are preferred shares, all of them registered shares, with no par value.”

CLOSING: There being no further business, the Chairman adjourned the meeting for the time required for the preparation of these minutes. The meeting was once more called to order and the minutes were read and approved by all those present, and were signed by the Chairman and Secretary, as well as by the shareholders identified bellow.

Mauro Guizeline	Juliana Machado de Souza
Chairman	Secretary

TIM Brasil Serviços e Participações S.A.
p.p. Kenneth Gerald Clark Junior

Caixa de Previdência dos Funcionários do Banco do Brasil
p.p. Vinícius Nascimento Neves

     Capital Guardian Emerging Markets Equity Master Fund
The Master Trust Bank of Japan Ltd
Capital Guardian Emerging Markets Equity DC Master Fund
Capital Guardian Emerging Markets Restricted Equity Fund for Tax-Exempt Trust
Vanguard FTSE ALL-World Ex-Us Index Fund, a Series of Vanguard International
Equity Index Funds
Bell Atlantic Master Pension Trust
Green Line Latin American Growth Fund
Toronto Dominion Emerging Markets Fund
Morgan Stanley Investment Management Emerging Markets Trust
American Funds Insurance Series - New World Fund
Van Kepsen SFIVK Emerging Markets Fund
Capital International Emerging Markets Fund
Emerging Markets Growth Fund Inc.
Capital G. EM. Mark. Eq. Fund For Tax Exempt TRU
Norges Bank
New World Fund Inc.
Stichting Pentioenfonds ABP
 The Universal Inst. F. I. EM, Mark. Eq. Portfolio
Morgan Stanley Emerging Markets Fund Inc
Morgan Stanley Inst. FD Inc. Emerging Markets Portfolio
Japan TSB AS TR FOR SUM TR AND BANK CO LTD TR F
The Welcome Trust Limited
p.p.Clóvis Lopes da Silva Purgato

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: November 06, 2007	By:	/s/ Mario Cesar Pereira de Araujo

Name: Mario Cesar Pereira de Araujo
Title: Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.